UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated October 26, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

October 26, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard acquires
7 stores in Ohio
________________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, October 26, 2005 — Alimentation Couche-Tard Inc. announces that its subsidiary, Mac's Convenience Stores LLC, has signed an agreement with Ports Petroleum Co. to purchase seven stores located in Ohio. Should this transaction close as planned on November 3rd, these acquisitions would add sales of approximately US $35 million to Couche-Tard's revenues and contribute to its earnings on an annualized basis.

The purchase agreement is for seven convenience stores currently operated under the Fuel Mart banner, all with motor fuel facilities and one with a quick service restaurant under the Subway banner. Most of these stores are located around Cleveland, Ohio. Pursuant to this transaction, the company would buy the land and buildings for six locations, and would lease the other one. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time but it will be paid by using internal cash flow.

"We are pleased with this opportunity which allows us to complement the network expansion plans in the Midwest. Consistent with our development strategy, we selected these seven stores based on the following criteria: prime locations, potential for growth and quality of people. Under our operation model and with the efficiency of our marketing programs, these seven sites would contribute to improve profitability of the Midwest Division. Subsequent to this transaction, our network in the Midwest Division would include a total of 499 stores. These sites are located within the areas of our existing Circle K stores and would eventually be operated under the Circle K banner," indicated Michel Bernard, Vice-President, Operations Midwest.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category. Couche-Tard currently operates a network of 4,861 convenience stores, 3,035 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Additionally, the company has 4,175

Circle K licensees, primarily in Asia. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Michel Bernard, Vice-President, Operations Midwest
Tel: (812) 379-9227

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.